EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I/A
(Form Type)

NORTH HAVEN PRIVATE INCOME FUND LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$5,821,243.89	0.0000927	$539.63
Fees Previously Paid	$34,050,007.25	0.0000927	$3,156.44
Total Transaction Valuation	$5,821,243.89
Total Fees Due for Filing			$539.63
Total Fees Previously Paid			$3,156.44
Total Fee Offsets			$0.00
Net Fee Due			$0.00